CARTER LEDYARD & MILBURN LLP
                                Counselors at Law

                                  2 Wall Street
                             New York, NY 10005-2072

                                                 701 8th Street, N.W., Suite 410
                                                            Washington, DC 20005
    Steven J. Glusband                 o                       (202) 898-1515
          Partner                                                     o
             o                Tel (212) 732-3200            570 Lexington Avenue
 Direct Dial: 212-238-8605    Fax (212) 732-3232             New York, NY 10022
 E-mail: glusband@clm.com                                      (212) 371-2720




                                                     June 15, 2009

VIA EDGAR
---------

Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                      Re: Prana Biotechnology Limited
                          Form 20-F for the Fiscal Year Ended June 30, 2008 Filed September 25, 2008
                          File No. 000-49843
                          -------------------------------------------------

Dear Mr. Riedler:

         On behalf of our client, Prana Biotechnology Limited (the "Company"), we are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the "Commission"), in a letter to Mr. Geoffrey P. Kempler, Chief Executive Officer of the Company, dated June 5, 2009, with respect to the Company's annual report on Form 20-F for the fiscal year ended June 30, 2008 filed with the Commission on September 25, 2008 (the "2008 20-F").

         The paragraphs below are numbered to correspond to the Staff's comments as set forth in your letter dated June 5, 2009. In each instance, we have repeated your comment in italics and boldface and set forth our response in plain type below the relevant comment.

FORM 20-F FOR THE YEAR ENDED JUNE 30, 2008
------------------------------------------

GENERAL
-------

1. WE NOTE YOUR RESPONSE TO COMMENT 1 AND YOUR INTENTION TO INCLUDE THE INFORMATION PROVIDED IN YOUR RESPONSES TO COMMENTS 2, 3, 4 AND 5 FROM OUR LETTER DATED FEBRUARY 8, 2009 IN YOUR 2009 FORM 20-F. WE NOTE YOUR STATEMENTS THAT THE AGREEMENTS REFERRED TO IN COMMENTS 4 AND 5 ARE NOT RELEVANT TO YOUR CURRENT PRIMARY BUSINESS PURPOSE. IT IS UNCLEAR FROM YOUR RESPONSES WHAT INFORMATION YOU HAVE AGREED TO PROVIDE IN YOUR NEXT FORM 20-F. IF IT IS YOUR INTENTION TO INCLUDE ALL INFORMATION PROVIDED IN YOUR RESPONSE LETTERS, PLEASE CLARIFY. IF YOU INTEND TO PROVIDE LESS THAN ALL INFORMATION PROVIDE IN YOUR RESPONSE LETTERS, THEN PLEASE CLARIFY WHAT INFORMATION YOU ARE UNDERTAKING TO PROVIDE IN THE 2009 FORM 20-F.

         The Company intends to provide all of the information provided in its prior response letters.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, PAGE 42
-------------------------------------------------------

2. WE NOTE THAT YOU INTEND TO FILE THE CONSULTING AGREEMENT WITH PROFESSOR ASHLEY BUSH ON A FORM 6-K. PLEASE NOTE THAT WE WILL NOT BE IN A POSITION TO CLEAR OUR COMMENTS ON YOUR ANNUAL REPORT UNTIL THIS AGREEMENT HAS BEEN FILES.

         The Company is filing the consulting agreement with Professor Ashley Bush on a Form 6-K filing concurrently with its submission of this response letter.

3. WE NOTE YOUR RESPONSE TO COMMENT 3. PLEASE CONFIRM THAT YOU WILL DISCLOSE IN YOUR 2009 FORM 20-F THAT YOU PAID GHC A TOTAL
         OF $10,457,700.

         The Company paid a total of US$348,500 under its agreement with GHC. The payments were as follows:

                       US$5,553  x   30 months      =   US$166,590
                       US$6,066  x   30 months      =   US$182,000
                                                           -------
                                          Total         US$348,590

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, PAGE F-7
----------------------------------------------------

NOTE 21. KEY MANAGEMENT PERSONNEL COMPENSATION
----------------------------------------------

4. WE NOTE YOUR RESPONSE TO COMMENT 5. PLEASE CONFIRM THAT YOU INTEND TO PROVIDE MR. REVELINS' COMPENSATION INFORMATION IN THE COMPENSATION TABLE IN SECTION B OF ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES IN YOUR 2009 FORM 20-F, RATHER THAN ONLY PROVIDING THIS INFORMATION IN THE FOOTNOTES TO THE FINANCIAL STATEMENTS.

         The Company intends to provide Mr. Revelin's compensation in the compensation table in its 2009 Form 20-F.

         Please do not hesitate to contact me at (212) 238-8605 with any questions or comments you may have.

                                            Very truly yours,

                                            /s/Steven J. Glusband
                                            Steven J. Glusband


cc: Geoffrey Kempler, Chief Executive Officer,
       Prana Biotechnology Limited (by email)
    Richard Revelins, Chief Financial Officer,
       Prana Biotechnology Limited (by email)
    Kate Plumridge, The CFO Solution (by email)
    Brad Slade, The CFO Solution (by email)

SJG:crs